December 28, 2007
Ms. Michele M. Anderson,
  Legal Branch Chief,
    Division of Corporation Finance,
      Securities and Exchange Commission,
        100 F. Street, N.E.,
          Washington, D.C. 20549.

Re:	EchoStar Holding Corporation
Registration Statement on Form 10-12B/A
File No. 001-33807
Dear Ms. Anderson:
     On behalf of EchoStar Holding Corporation (the “Company”), we have set forth below the Company’s responses to the comments contained in the Staff’s comment letter, dated December 27, 2007, relating to the registration statement on Form 10 (File No. 001-33807) (the “Registration Statement”) filed by the Company on December 26, 2007. As we discussed yesterday afternoon, subject to any further discussions with the Staff, the following proposed responses, as well as those reflected in our letter dated December 27, 2007, will be reflected in Amendment No. 3 to the Registration Statement (the “Amendment”). Attached to this letter are proposed changed pages to the Preliminary Information Statement which will be filed as an exhibit to the Registration Statement.
     The Company very much appreciates the considerable efforts being made by the Staff to assist it and EchoStar Communications Corporation (“ECC”) in their efforts to complete the spin-off of the Company to ECC’s shareholders on ECC’s original timetable.
     Except as otherwise specifically noted in this letter, the information provided in response to the Staff’s comment letter has been supplied by the Company, which is solely responsible for such information. The Company also acknowledges that the Staff’s comments or any changes in the disclosure in response to the Staff’s comments do not

Ms. Michele M. Anderson	-2-
foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement, and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment. The page references in the Staff’s comments refer to page numbers in the Preliminary Information Statement included in the Registration Statement filed on December 26, 2007. The page references in the responses to the Staff’s comments refer to page numbers in the proposed changed pages to the Registration Statement.
Exhibit 99.1 Information Statement
Adjustments to Pro Forma Combined Statements of Operations, page 51
1.	Comment: Please refer to adjustment (a). Disclose the fixed percentage and how the amount of the adjustment was determined. Also, disclose that the amount of the revenue will depend on the nature of the equipment sold to ECC and therefore, the adjustment is subject to change and you do not expect the change to be material. We note your proposed disclosures on pages 55 and 111.

Response: The Company acknowledges the Staff’s comment and will update page 51 of the Preliminary Information Statement as attached to include the disclosure requested by the Staff.
Management’s Discussion and Analysis of Financial Condition, page 54
Executive Overview, page 54
Certain Intercompany Agreements, page 109
2.	Comment: In both of these sections, please revise to add additional disclosure regarding the assumptions on which the Pro Forma Spin Adjustments in your Unaudited Pro Forma Combined and Adjusted Financial Information are based. Clearly state that the implied margins derived from the pro forma financial statements do not necessarily reflect the margins you will earn on sales to ECC in the future. Also discuss the “initial understanding” between you and ECC as to the pricing of various products and services, as mentioned in your response to our prior comment four of our letter dated December 26, 2007. Emphasize, if true, that such understandings are non-binding and that actual pricing will be determined

Ms. Michele M. Anderson	-3-
based on ongoing negotiations as described elsewhere in the information statement. Finally, please confirm your understanding that you may be required to provide quantified disclosure of the margins, an average margin percentage or a range of margin percentages in future filings with the Commission pursuant to Item 404(a) of Regulation S-K or otherwise.

Response: The Company acknowledges the Staff’s comment and will update pages 55 and 111 of the Preliminary Information Statement as attached to include the disclosure requested by the Staff. The Company has confirmed that it understands that it may be required to provide quantitative disclosure related to margins in future filings with the Commission pursuant to Item 404(a) of Regulation S-K or otherwise.
Compensation Discussion and Analysis, page 92
3.	Comment: We reissue comment six of our letter dated December 26, 2007. Please expand your CD&A disclosure to address how the ECC compensation committee’s and Mr. Ergen’s consideration of the various factors resulted in the amounts each officer earned for each compensation element for the last completed fiscal year. As you have concluded that disclosure of ECC’s CD&A and executive compensation tables for 2006 is required pursuant to Item 402 of Regulation S-K, please revise to provide enhanced disclosure about performance targets, any threshold, target and maximum amounts each executive officer may receive under each incentive plan, etc.

Response: The Company acknowledges the Staff’s comment and will provide enhanced disclosure in the form attached beginning at page 99 of the Preliminary Information Statement to include the disclosures requested by the Staff.
* * * *
     The Company is grateful for the Staff’s continued assistance in this matter and its efforts to assist the Company in making the important timeline to complete the spin-off by January 1, 2008. The Company looks forward to continuing to work with the Staff, with the hope that the Staff will be able to complete its review of the Registration Statement and declare the Registration Statement effective on or about December 28, 2007.

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     If you have any questions or comments concerning the matters discussed above, please call me on (650) 461-5620.

Very truly yours,
/s/ Scott D. Miller

Scott D. Miller

cc:	Michael Henderson
Kyle Moffatt
Dean Suehiro
John Harrington
(Securities and Exchange Commission)
Bernard L. Han

R. Stanton Dodge
Robert F. Rehg
(EchoStar Communications Corporation)

Manny J. Fernandez
Blaine Versaw
(KPMG LLP)